SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 December, 2008

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	New Presidnet, Americas Region dated 16 December 2008

99.1

IHG ANNOUNCES JIM ABRAHAMSON AS
NEW PRESIDENT,
AMERICAS
 REGION

December 16, 2008:
 InterContinental Hotels Group PLC ("IHG") [LON: IHG; NYSE: IHG (ADRs)] announces the appointment of Jim Abrahamson as President of its
Americas
 region, effective
5 January
 2009.

Jim takes over from Richard Solomons, Interim President of the
Americas
 and Finance Director for the group
. Richard
 has been running the region since July of this year, when
Steve
 Porter sadly had to step down due to ill health, subsequently passin
g away. Jim
 will report to Andrew Cosslett, Chief Executive, and join the Group Executive Committee. Richard will continue to work closely with Jim to ensure a smooth transition, returning
 as planned to his full-time role as
Group
Finance Director
, effective from
5 January
 2009
.

Jim joins IHG from Global Hyatt Corporation, where he served as Head of Development, The Americas. In this role he was responsible for the development of all Hyatt brands in the region and the Franchise Owner Relations Group supporting its full service and select service franchise hotels. Jim also played a key part in Global Hyatt's entry into new markets and segments, leading on the acquisitions of AmeriSuites and Summerfield Suites and developing new concepts Hyatt Place and Hyatt Summerfield Suites. Jim oversaw all aspects of operations, franchising and development for these two new brands. More recently, Jim had been tasked with the strategic planning for the international roll out of Hyatt Place.
Jim has 30 years of
management experience in
hotel operations, branding, development and franchisee
 relations
. Previous to Global Hyatt he
was
 President and Chief Operating Officer, Baymont Inns and Woodfield Suites and Senior Vice President, Hilton Hotels Corporation, where he served in a variety of senior management roles during
 his 12 years with the company. While at Hilton, he led the development and launch of Hilton Gar den Inn. Earlier in his career Jim held a number of general m anagement positions for Embassy Suites and Holiday Inn.

Andrew Cosslett, Chief Executive, said: "Jim is very highly regarded throughout the hotel industry. He has a pro ven track record of developing and managing leading brands and an intimate knowledge of working within a franchise organization. We are delighted that someone with his unique blend of operational, franchise and development leadership experience is joining our team. I would like to thank Richard Solomons who stepped into the role on a temporary basis under difficult circumstances and has done an outstanding job over the past six months."

Tom Corcoran, Chairman of the IAHI (The Owners Association of IHG), said: "We are now entering a new era with IHG. We will never forget our good friend Steve Porter but we now look to the future and are delighted that we will be working with Jim Abrahamson. He is a highly respected executive with a deep understanding of the hotel business; he has what it takes to manage and develop brands and knows how to work with a large franchisee community. He is a great addition to the IHG team."

Jim is married with one son. He holds a Bachelor of Science degree in Business Administration from the
University
 of
Minnesota
.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Emma Corcoran):	+44 (0) 1895 512 426
+44 (0) 7808 094 471

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,100 hotels and more than 600,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 40 million members worldwide.

IHG has more than 1,700 hotels in its development pipeline, which will create 200,000 jobs worldwide over the next few years. InterContinental Hotels Group PLC is the Group's holding company and is incorporated in
Great Britain
 and registered in
England
 and
Wales
.
IHG offers information and online reservations for all its hotel brands at
www.ihg.com
 and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online
Press Office
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 December, 2008